UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Girrbach, Kirk J.

   6550 N. Federal highway
   Ft. Lauderdale, FL  33308
   USA
2. Issuer Name and Ticker or Trading Symbol
   QuikBiz Internet Group, Inc.
   QBIZ
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 3, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |6/96  |S   |80,163            |D  |$.0125     |850,828            |D     |                           |
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Common Stock                 |3/97  |S   |67,500            |D  |$.050      |850,828            |D     |                           |
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Common Stock                 |5/97  |S   |40,000            |D  |$0.50      |850,828            |D     |                           |
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Common Stock                 |4/99  |S   |16,338            |D  |$.068      |850,828            |D     |                           |
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Common Stock                 |8/99  |G   |22,500            |D  |N/A        |850,828            |D     |                           |
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Common Stock                 |6/98  |P   |200,000           |A  |(1)        |850,828            |D     |                           |
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Common Stock                 |2/00  |P   |12,130            |A  |$0.67(2)   |850,828            |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Explanation of Responses:
(1) Shares were issued in consideration of Mr. Girrbach's entry into an employment agreement with a subsidiary of the Issuer in April
1998.
(2) Shares were issued in payment of accrued legal
fees.
SIGNATURE OF REPORTING PERSON
/s/  Kirk J. Girrbach
DATE
March 7, 2000